
10032685

AB 12/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUBEAU CAPITAL USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405-5600 BOULEVARD DES GALERIES
(No. and Street)

QUEBEC CITY	CANADA	G2K 2H6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUGUES DUBEAU 418 634-0244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAYMOND CHABOT GRANT THORNTON
(Name – *if individual, state last, first, middle name*)

600 DE LA GAUCHETIERE O, SUITE 2000	MONTREAL	CANADA	H3B 4L8
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
NOV 24 2010
WASH. D.C.
211
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/08

OATH OR AFFIRMATION

I, HUGUES DUBEAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUBEAU CAPITAL USA, INC., as of SEPTEMBER 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dubeau Capital USA Inc.

Financial Statements
September 30, 2010



Raymond Chabot
Grant Thornton

Independent Auditors' Report

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Shareholders and to the Board of Directors of
Dubeau Capital USA Inc.

We have audited the balance sheet of Dubeau Capital USA Inc. as at September 30, 2010 and the statements of earnings and comprehensive income, retained earnings and cash flows for the year then ended persuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2010 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Raymond Chabot Grant Thornton LLP[1]

Montréal, Canada, November 16, 2010

[1] Chartered accountant auditor permit no. 7023

Dubeau Capital USA Inc.
Earnings and Comprehensive Income
Year ended September 30, 2010
(In U.S. dollars)

	2010	2009
	$	$
Revenues		
Investment advisory fees	**66,248**	50,002
Commissions	**28,323**	24,090
Interests	**3,716**	700
	98,287	74,792
Expenses		
Wages and benefits	**47,558**	36,266
Clearing fees	**12,212**	13,019
Professional fees	**16,268**	6,751
Assessments	**1,956**	1,655
Travel expenses	**1,959**	
Taxes and licenses	**1,375**	1,559
Telephone	**739**	817
Office supplies	**318**	346
Bank fees	**1,049**	1,268
Amortization of intangible assets	**30**	1,029
Foreign exchange gain	**(459)**	(5,592)
	83,005	57,118
Earnings before income taxes	**15,282**	17,674
Current income taxes expense	**3,243**	3,938
Net earnings and comprehensive income	**12,039**	13,736

The accompanying notes are an integral part of the financial statements.

Dubeau Capital USA Inc.
Retained Earnings
Year ended September 30, 2010
(In U.S. dollars)

	2010	2009
	$	$
Balance, beginning of year	**20,378**	6,642
Net earnings	**12,039**	13,736
Balance, end of year	**32,417**	20,378

The accompanying notes are an integral part of the financial statements.

Dubeau Capital USA Inc.
Cash Flows
Year ended September 30, 2010
(In U.S. dollars)

	2010	2009
	$	$
OPERATING ACTIVITIES		
Net earnings	**12,039**	13,736
Non-cash items		
Amortization of intangible assets	**30**	1,029
Changes in working capital items (Note 5)	**(5,607)**	33,020
Net increase in cash	**6,462**	47,785
Cash, beginning of year	**53,800**	6,015
Cash, end of year	**60,262**	53,800

The accompanying notes are an integral part of the financial statements.

Dubeau Capital USA Inc.
Balance Sheet
September 30, 2010
(In U.S. dollars)

	2010	2009
	$	$
ASSETS		
Current assets		
Cash	**60,262**	53,800
Receivable from a carrying broker	**42,153**	29,562
Other receivables	**313**	117
Prepaid expenses		389
	102,728	83,868
Cash deposit with a carrying broker for clearance account	**50,007**	50,007
Intangible assets (Note 3)		30
	152,735	133,905
LIABILITIES		
Current liabilities		
Accounts payable	**26,574**	19,957
Income taxes payable	**3,744**	3,570
	30,318	23,527
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized (Note 4)		
Issued and fully paid		
90,000 common shares	**90,000**	90,000
Retained earnings	**32,417**	20,378
	122,417	110,378
	152,735	133,905

The accompanying notes are an integral part of the financial statements.

On behalf of the Board,

Director

Director

Dubeau Capital USA Inc.
Notes to Financial Statements
September 30, 2010
(In U.S. dollars)

1 - STATUTES AND NATURE OF OPERATIONS

The Company, incorporated under Part IA of the Companies Act (Québec) as of May 25, 2001, is a wholly-owned subsidiary of Duca Investissements Inc. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2 - ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from these estimates.

Recent Accounting Standards

In June 2009, the Financial Accouting Standards Board (FASB) issued authoritative guidance wich established the Accounting Standards Codification (ASC) as the source of authoritative U.S. GAAP recognized by the FASB to be applied to nongovernmental entities. Under the new guidance, accountig literature references in financial statements issued after June 30, 2009, will primarily reference sections of the Codification instead of specific original accounting pronouncements. The guidance also allows for entities to use plain English when disclosing their accounting policies and making a reference to accounting standards. The Compagny adopted the authoritative guidance for the present year, including the option of using plain English for the footnote disclosures.

In July 2006, the FASB issued a standard regarding accounting for uncertainty in income taxes establishing the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Compagny's financial statements. On initial application, the standard will be applied to all tax positions for wich the statue of limitations remains open. Only tax positions that meet the more-likely-than-not recognition threshold at the adoption date will be recognized or continue to be recognized. The cumulative effect of applying the standard, if any, will be reported as an adjustment to retained earnings at the beginning of the period in wich it is adopted. The standard is effective for fiscal years beginning after December 15, 2008, and was adopted by the Compagny on October 1, 2009. The adoption of the standard has no material effect on the Compagny's financial position and results of operations.

Financial statements

The functional currency of the Company is U.S. dollars. The financial statements are expressed in U.S. dollars to facilitate their comprehension by foreign users. The Company has evaluated all subsequent events through November 16, 2010, the date of issuance of these financial statements.

Revenue recognition

The Company's principal sources of revenue comprise investment advisory fees commissions and interest income.

2 - ACCOUNTING POLICIES (Continued)

Security transactions are recorded in the accounts at the settlement date. Commission income and related expenses for transactions executed for clients but not yet settled are accounted for under the accrual basis of accounting (trade-date basis). Investment advisory fees are recognized as earned on a prorata basis over the term of the contract. Interest income is recognized based on the number of days the investment was held during the year.

Amortization

Intangible assets are amortized over their estimated useful lives according to the straight-line method at the following annual rates:

	Rates
Web site	33%
Software	50%

Foreign currency translation

The Company applies the temporal method of accounting for the translation of Canadian currency into the U.S. dollars. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average rate in effect during the year. Gains and losses are included in the earnings for the year.

Income taxes

The Company uses the liabilities method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

Fair value of financial instruments

The estimated fair value of certain financial instruments shown on the financial statements is equivalent to their carrying amount. These financial instruments include cash, receivable from a carrying broker, other receivables and accounts payable.

3 - INTANGIBLE ASSETS

			2010
	Cost	**Accumulated amortization**	**Net**
	$	**$**	**$**
Web site	**3,117**	**3,117**	
Software	**527**	**527**	
	3,644	**3,644**	-

Dubeau Capital USA Inc.
Notes to Financial Statements
September 30, 2010
(In U.S. dollars)

3 - *INTANGIBLE ASSETS (Continued)*

	2009		
	Cost	Accumulated amortization	Net
	$	$	$
Web site	3,117	3,087	30
Software	527	527	
	3,644	3,614	30

4 - *AUTHORIZED CAPITAL STOCK*

Unlimited number of common shares, voting and participating, without par value

Unlimited number of class "A" shares, voting, with a non-cumulative annual dividend, preferential on common shares and class "B" shares at a maximum rate of 12 % of the redemption price, having priority on common shares and class "B" shares, redeemable and retractable at the fair market value of the consideration received upon issuance, without par value

Unlimited number of class "B" shares, non-voting, with a non-cumulative annual dividend, preferential on common shares at a maximum rate of 13 % of the redemption price, having priority on common shares, redeemable at the fair market value of the consideration received upon issuance, without par value

5 - *INFORMATION INCLUDED IN CASH FLOWS*

The changes in working capital items are detailed as follows:

	2010	2009
	$	$
Receivable from a carrying broker	**(12,591)**	25,028
Prepaid expenses	**389**	
Other receivables	**(196)**	(12)
Cash deposit with a carrying broker		1,937
Accounts payable	**6,617**	(1,682)
Income taxes receivable		4,179
Income taxes payable	**174**	3,570
	(5,607)	33,020

Cash flows relating to income taxes and interest on operating activities are detailed as follows:

	2010	2009
	$	$
Income taxes paid (received)	**3,069**	(3,811)
Interest received	**3,415**	700

Dubeau Capital USA Inc.
Notes to Financial Statements
September 30, 2010
(In U.S. dollars)

6 - FINANCIAL RISKS

The Company is exposed to market risk through its use of financial instruments, resulting from its operating activities.

The Company does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Company is exposed to are as follows.

Market risk

Market risk is the potential change in an instrument's value caused by interest rates fluctuations and currency exchange rates. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the types of market risks faced by the Company:

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of a financial instrument.

The Company is exposed to foreign exchange risk due to cash and payables denominated in Canadian dollars. As at September 30, 2010, cash denominated in Canadian dollars totalled $53,201 (C$54,786) ($48,375 (C$51,761) as at September 30, 2009) and payables denominated in Canadian dollars totalled $14,621 (C$15,057) ($10,000 (C$10,700) as at September 30, 2009).

The Compagny is also exposed to foreign exchange risk due to accounts receivable denominated in Euro. As at September 30, 2010, assets denominetd in Euro consisting of accounts receivable totalled $802 (1,094 Euro).

The company does not enter into arrangements to hedge its foreign exchange risk.

Credit risk

Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk").

The Company processed and settles various customer transactions through a carrying broker. Execution of these tramsactions may expose the Company to a default risk arising from the potential that customers, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the securities underlying the contracts at an unfavourable market price.

Management considered the Company's exposure to credit risk is not significant because the carrying broker is subject to regulatory rules.

(In U.S. dollars)

6 - FINANCIAL RISKS (Continued)

Concentration of credit risk

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in similar activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. The Company does not expect non-performance by counterparties in the above situation.

As at September 30, 2010, the Company had $46,183 of cash with one financial institution ($46,621 as at September 30, 2009).

7 - COMMITMENTS

Under an agreement with the parent company, the Company is committed to pay monthly administrative and overhead fees of $2,500. These fees may be waived by the parent company with no expectation of future recovery. For the year ended September 30, 2010, the parent company waived its right to the agreement, consequently, no administrative and overhead fees were charged.

Also, under an agreement with a clearing broker, the Company is commited to pay various fees based on the number of transactions cleared. The minimum monthly fee is $1,000, based on the last six months' average. The agreement is in force for two years from the date the Company first clears transactions and subsequently to this initial term, either party may terminate this agreement by giving forty-five (45) days prior written notice to the other party. The Company began to clear transactions in December 2003. Since December 2005, none of the party has noticed to the other party his intention to terminate this agreement.

8 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3–1, which requires the maintenance of minimum net capital equal to the greater of $50,000 or 6,67% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at September 30, 2010, the Company has a net capital of $99,062 which exceeds the required net capital of $50,000 by $49,062. The Company's ratio of aggregate indebtedness to net capital was 0.3060 to 1 as at September 30, 2010.